Exhibit 1

Media Relations	Investor Relations
Erlinda Lizardo	Pierre Co
+632 8849 3600	+632 8849 3600
erlinda.lizardo@cemex.com	pierre.co@cemex.com

CHP REPORTS FULL YEAR 2020 RESULTS

MANILA, PHILIPPINES. FEBRUARY 15, 2021 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales decreased by 16% in 2020, reaching around PHP 19.7 billion, versus the comparable period in 2019.

CHP’s domestic cement volumes in 2020 decreased by 11% year-over-year due to the COVID-19 pandemic. For the fourth quarter, its domestic cement volumes declined by 9% year-over-year due to adverse weather conditions, amidst the ongoing pandemic.

CHP’s domestic cement prices in 2020 were 6% lower year-over-year. The movement in CHP’s composite price was driven by a higher proportion of pick-up sales, lower demand, and competitive market dynamics.

CHP’s Operating EBITDA for 2020 reached PHP 4.2 billion, a decrease of 1% versus 2019, and its Operating EBITDA margin was at 21% for 2020. Lower volumes and prices were partially offset by lower costs and efforts to contain expenses.

Net income for CHP was at PHP 985 million for 2020, versus around PHP 1.3 billion in 2019, due to the negative impact of the COVID-19 pandemic on operating earnings.

Ignacio Mijares, President and CEO of CHP, said: “Our results in 2020 were made possible by the effort and dedication of our employees, despite the unexpectedly challenging and extraordinary year. We remain cautious on the road ahead as headwinds and uncertainty remain. Nevertheless, we will continue to build on our learnings from 2020 to capture the opportunities around us.”

The company’s Solid Cement plant expansion project reached a milestone in January 2021 with the lifting of the new kiln into position. This rotary kiln is part of Solid Cement’s new cement line, which, upon completion, will add 1.5 million tons of annual cement capacity. CHP expects the construction of the new line to be completed in December 2021.

As of December 31, 2020, CHP’s total debt was at PHP 12,853 million, a decrease of around PHP 7.2 billion from December 31, 2019. The lower debt level is mainly a result of the repayment of respective debts owed by Solid Cement Corporation and APO Cement Corporation to CEMEX ASIA, B.V. using a portion of the proceeds raised from CHP’s Stock Rights Offering during the first quarter of 2020.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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